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                            January 31, 2022

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       501 Brickell Key Drive, Suite 300
       Miami, FL 33131

                                                        Re: ShiftPixy, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed January 14,
2022
                                                            File No. 333-259619

       Dear Mr. Absher:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-3 filed January 14, 2022

       Prospectus Summary
       Recent Developments, page 4

   1. We note your response to comment 1, as well as your amended disclosure regarding
                                                        "loans that Investments
extended to each SPAC in the amount of $500,000 (or $2 million in the aggregate)"
(emphasis added). Please revise your disclosure to ensure consistency with your disclosure on
page 4 that Investments may extend such amount (emphasis
                                                        added).
   2. We note your response to comment 4, as well as your amended disclosure. Please also prominently disclose
the aggregate investment that ShiftPixy Investments, Inc. will have
 Scott W. Absher
FirstName   LastNameScott W. Absher
ShiftPixy, Inc.
Comapany
January 31,NameShiftPixy,
             2022         Inc.
January
Page  2 31, 2022 Page 2
FirstName LastName
         at-risk in light of its current and proposed investments in its SPACs. Please include the investment in IHC to purchase private placement warrants, the aggregate amount invested in your SPACs to purchase founder shares, the proposed investment of each your three remaining SPACs if the over-allotment option is exercised in full, and the amount outstanding and due to Investments upon completion of your three remaining SPACs'
         IPOs. Please also disclose such aggregate amount in your risk factor on page 11.
Use of Proceeds, page 15

3. We note your response to comment 2, as well as your amended disclosure, and have the following comments:

                We note your amended disclosure on page 5 that, in connection with your support of the activities of Industrial Human Capital regarding a potential initial business combination, you "anticipate that a portion of the gross proceeds of any Warrant exercises will support these activities, depending on their timing." Please revise your disclosure here to reflect that the "bulk of the proceeds," as you discuss here, will include a portion dedicated to the foregoing acquisition-related activities, if true, in addition to applying such proceeds to fund other "expenses in connection with [y]our activities related to [y]our sponsorship of the SPACs . . . ."
Please ensure consistency
              through the prospectus, and in particular across the "Use of Proceeds" and "Recent
              Developments" section.

                To the extent that you contemplate a material portion of the proceeds going to another sponsorship-related activity (e.g., the purchase of private placement warrants in your three remaining SPACs), please disclose as such and include the approximate amount for each purpose in accordance with Item 504 of Regulation S-
              K, assuming that you receive the maximum proceeds of approximately $12.66 million from this offering. To the extent applicable, please also consider further revising your disclosure in light of Instructions 1 and 3 of Item 504 of
              Regulation S-K.
General

4. We note your response to Comment 11 in our letter dated October 5, 2021, and we have the following comments. Your response appears to indicate that the status of the
         Company under the Investment Company Act of 1940 (the    1940 Act   )
depends in part
         on the Company   s ability to rely on the temporary safe-harbor
provided by Rule 3a-2
         under the 1940 Act for    transient investment companies.    To the
extent that the Company
         is relying on the temporary safe-harbor provided by Rule 3a-2:

                Please include in your response (i) a copy of the resolution made by your board of directors pursuant to Rule 3a-2(a)(2) and (ii) the date on which such resolution was recorded contemporaneously in your minute books.
 Scott W. Absher
ShiftPixy, Inc.
January 31, 2022
Page 3
                Please provide (i) the date on which the one-year period commenced pursuant to Rule
              3a-2(b), together with (ii) your legal analysis supporting this determination. In your response, please provide a discussion of whether and how the
Company   s
              sponsorship, through its subsidiary, of SPACs caused you to be considered an
                 investment company    under Section 3(a) of the 1940 Act.

                Please describe (i) any specific actions the Company expects to take to comply with
              Rule 3a-2, including whether the Company   s subsidiary intends
to exercise the
                 exception    described in your response to dispose of its
interests in the SPACs and
              (ii) how these actions may impact the Company   s SPAC
sponsorship    growth
              initiatives.    In this regard, we note that the Company
represented that it indirectly
              owns 15% of the issued and outstanding stock of IHC; expects to indirectly own approximately 15% of each of the other SPACs upon the consummation of the SPAC
              IPOs; expects to invest an aggregate amount of $17,531,408 in the SPACs (or more, if the over-allotment options are exercised); and may extend loans to each SPAC of up to $2 million, in aggregate.

                Please provide your analysis of whether the Company may be an investment
              company    as defined in Section 3(a)(1)(A) of the 1940 Act,
regardless of Rule 3a-2,
              because the Company holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. See Transient Investment Companies,
              Investment Company Act Release No. 11552, n.9 (January 14, 1981). In your
              response, please address the Company   s public representations
regarding its
              sponsorship, through its subsidiary, of four SPAC IPOs and its expected investments in each of the SPACs.
5. To the extent that the Company is not relying on the safe-harbor in Rule 3a-2 of the 1940
       Act, please supplementally provide your legal analysis supporting your conclusion that the
       Company is not an    investment company    as defined in Section
3(a)(1)(A) or Section
       3(a)(1)(C). Please include in your analysis all relevant calculations under Section
       3(a)(1)(C), on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). In particular, please describe and discuss your proposed
       treatment under Section 3(a)(1)(C) of: (i) the Company   s cash and cash
equivalents; (ii)
       the Company   s note receivable; (iii) the interests held by ShiftPixy,
Inc. in ShiftPixy
       Investments, Inc.; (iv) the interests held by ShiftPixy Investments, Inc. in each of the
FirstName LastNameScott W. Absher
       SPACs; (v) the investments held in a trust account by Industrial Human Capital, Inc., and
Comapany    NameShiftPixy,
       (vi) any              Inc. determinations and/or characterizations of
assets that are
                other substantive
Januarymaterial toPage
         31, 2022  your 3calculations.
FirstName LastName
 Scott W. Absher
FirstName   LastNameScott W. Absher
ShiftPixy, Inc.
Comapany
January 31,NameShiftPixy,
             2022         Inc.
January
Page  4 31, 2022 Page 4
FirstName LastName
        You may contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Ivan Blumenthal